CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
OF FIRST SECURITY CORPORATION

   First Security Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:
   1. That at the meeting of the Board of Directors of First Security Corporation held on the 25th day of January, 1993, resolutions were adopted setting forth the proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and instructing the officers of the corporation to give notice that the amendment would be voted upon by the shareholders of the corporation at the next annual meeting thereof. The resolution setting forth the proposed amendment is as follows:
      RESOLVED, that the Certificate of Incorporation of First Security Corporation be amended to the extent of substitution for the first full sentence of the first paragraph of Article IV thereof the following:
      This corporation is authorized to issue a total of 150,400,000 shares of stock consisting of 150,000,000 shares of common stock with a par value of One Dollar and Twenty-five Cents ($1.25) per share and 400,000 shares of preferred stock with no par value.
      RESOLVED, that the Board of Directors of this corporation deems the foregoing amendment to be in the best interest of the corporation and recommends its adoption to the shareholders of First Security Corporation.
      RESOLVED, that the officers of this corporation be and they hereby are authorized and directed to take whatever action is necessary to acquire the adoption of the foregoing amendment, including but not limited to, giving notice of a shareholders' meeting at which the foregoing amendment will be voted upon by the shareholders of this corporation and the filing of appropriate certificates and documents with the appropriate authorities of the State of Delaware to officially amend the Articles of Incorporation of this corporation should the foregoing amendment be adopted by the shareholders of this corporation.
   2. That thereafter, pursuant to the resolution of its Board of Directors, notice of the annual meeting of shareholders to be held on the 26th day of April, 1993, and that the foregoing amendment would be voted upon thereat, was duly given and said meeting called and held, at which meeting the necessary number of shareholders as required by statute voted in favor of the amendment.
   3.   That said amendment was duly adopted in accordance with provisions of
Section 242 of the General Corporation Law of the State of Delaware.
   4. That the capital of the corporation will not be reduced under or by reason of said amendment.
   IN WITNESS WHEREOF, said First Security Corporation has caused its corporate seal to be hereunto affixed and this certificate to be signed by Morgan J. Evans, its President, and Alonzo W. Watson, Jr., its Secretary, this 27th day of April, 1993.

FIRST SECURITY CORPORATION
By
/s/ Morgan J. Evans
Morgan J. Evans, President

ATTEST:
By
/s/ Alonzo W. Watson, Jr.
Alonzo W. Watson, Jr. Secretary

ACKNOWLEDGMENT
STATE OF UTAH         )
            : ss.
COUNTY OF SALT LAKE   )

   Be it remembered that on this 27th day of April, 1993, personally appeared before me, a notary public in and for the county and state aforesaid, Morgan
J. Evans and Alonzo W. Watson, Jr., personally known by me to be the President and Secretary, respectively, of First Security Corporation, and after being first duly sworn stated that they had duly executed the above certificate on behalf of First Security Corporation and did this in their capacities as President and Secretary of that corporation, respectively, and that the seal affixed to said certificate was the corporate seal of First Security Corporation.
   IN WITNESS WHEREOF, I have hereunto set my hand and seal of office this 27th day of April, 1993.

/s/ Lark Jackson
Notary Public
Residing at:  Salt Lake County, Utah
My Commission Expires: 8/13/93